Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002
713-860-2500
Fax:  713-860-2640

January 27, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-4628

Re:           Genesis Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
File No. 001-12295

Dear Mr. Schwall:

In this letter, we are setting forth the response of the Registrant to the comments in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 20, 2010 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated, in italicized text, the Staff”s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we”, “us”, “our”, “Partnership” and similar expressions are intended to mean the business and operations of Genesis Energy, L.P. and its consolidated subsidiaries.

Form 10-K for the Year ended December 31, 2008

Executive Compensation, page 67

1.
 You indicate that the limited partnership reimburses the General Partner for “direct and indirect expenses” attributable to management of the limited partnership.  It appears, based on your disclosure, that this includes reimbursement for salaries paid to executive officers of the General Partner.  Revise your discussion of Executive Compensation to clarify whether this is correct and, if it is, discuss the payments made by the limited partnership to executive officers of the General Partner.  Clarify also the extent to which the compensation of those officers is attributable to the limited partnership and provide the disclosure required by Item 402 of Regulation S-K.

Response:  Parker Morrill, SEC Staff, indicated on January 22, 2010 that no response was required for this comment as existing disclosure was responsive to the requirements of Item 402 of Regulation S-K.

Note 3.  Acquisitions, page 112

2.
 We have reviewed your response to our prior comment 3 in which you discussed the basis for concluding that DG Marine is a variable interest entity.  To further our understanding, please provide us with your analysis supporting your conclusion that you are the primary beneficiary and should consolidate DG Marine.  In your response, please tell us how you considered the guidance of paragraphs 16 and 17 for including related parties, such as TD Marine, in identifying the primary beneficiary.

Response:  As we noted in our response to your prior comment 6 regarding Note 3, TD Marine, our joint venture partner in DG Marine, is a related party.  Paragraph 16 of FIN46(R) indicates that an entity should treat variable interests in that same entity held by related parties as its own interests in determining whether it is the primary beneficiary of a variable interest entity.  Related parties should include those parties identified in FASB Statement No. 57 (“FASB 57”) as related parties.  The definition of related parties included in Appendix B of FASB 57 includes principal owners of the enterprise, its management, and members of the immediate families of principal owners of the enterprise and its management.  TD Marine is owned by three members of the Davison family.  The Davison family owns approximately 33% of our outstanding common units and has designated two of its family members to the board of directors of our general partner, as discussed in Note 3 to the consolidated financial statements.  Therefore, as TD Marine and Genesis own all of the interests in DG Marine, we concluded that together we were the primary beneficiary in DG Marine under paragraph 16.

Our analysis regarding paragraph 17 at the time of the acquisition is included below.

Paragraph 17 of FIN46(R) states, “If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary.  The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a.	The existence of a principal-agency relationship between parties within the related party group
b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group
c.	A party’s exposure to the expected losses of the variable interest entity
d.	The design of the variable interest entity

While subparagraph 17a is not applicable to DG Marine, we believe that we are the most closely associated related party to DG Marine for the following reasons:

•
Genesis owns marine terminals on the Mississippi River and several of its tributaries.  When we created DG Marine, we expected DG Marine to provide additional opportunities to utilize those terminals through transactions utilizing barges owned by DG Marine, complementing our existing supply and logistics operations.  TD Marine and the Davison family have no active business operations that would be complemented by the DG Marine activities.

•
Our original intention was to purchase 100% of the Grifco assets; however, due to marine ownership requirements in the Jones Act (establishes merchant marine laws), we were required to bring another party into the transaction to establish a joint venture.  We chose to create a joint venture with TD Marine due to our existing close relationships with the Davison family.  In accordance with the provisions in the Jones Act, TD Marine has the exclusive rights to approve vessel contracts and dispose of vessels.  While TD Marine has these rights, we believe that all decisions regarding these activities will not be made without prior discussion with us, and consideration of our view.

•
Other than decisions related to contracts and vessel disposals, the ongoing involvement related to financial and operational decision making, and the levels of financial support are more heavily weighted towards us.  Day-to-day oversight of the operating activities of DG Marine is provided by us.  At the acquisition date of Grifco’s assets, we established a $25 million subordinated credit facility (the “Genesis Facility”) between Genesis and DG Marine that provides for Genesis to make loans to DG Marine.  Additionally we manage DG Marine’s banking relationship and provide all financial recordkeeping functions.

•
With regards to expected losses, Genesis and TD Marine hold equity interests of 49% and 51%, respectively, so losses are not heavily weighted towards one related party based on ownership interests.  The Genesis Facility provides the possibility for us to have more at risk than TD Marine.  TD Marine has no requirements to make any additional contributions to DG Marine and does not expect to do so.  Therefore, at the date of the acquisition we determined that Genesis would have more at risk than TD Marine.

•
With regards to the design of DG Marine, we have an option to acquire the interest of TD Marine for fair market value at any time.  We also have a right of first refusal should TD Marine wish to dispose of its interest in DG Marine.

Subsequent to the acquisition of DG Marine but prior to December 31, 2008, we provided a partial guaranty of DG Marine’s obligations to its lenders under DG Marine’s bank credit facility in the amount of $7.5 million.  While no funds were drawn under the Genesis Facility at December 31, 2008, that facility was also in place to provide further credit support.   We believe the addition of the guaranty in November 2008 provided further support for our conclusion that we are the primary beneficiary.

The Partnership acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-860-2516 (direct line) or 713-860-2640 (fax).

Very truly yours,

GENESIS ENERGY, L.P.

By:  Genesis Energy, LLC, its general partner

By:  /s/  Robert V. Deere
Robert V. Deere, Chief Financial Officer